UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM  15

CERTIFICATION AND NOTICE  OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE  ACT OF 1934 OR SUSPENSION  OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File  Number 000-54585

TUNDRA GOLD CORP.
(Exact  name of registrant as specified in its charter)

200 S VIRGINIA ST, 8TH FLOOR, RENO, NEVADA 89501
(Address, including zip code, and telephone number,  including area code, of registrant's principal executive offices)

COMMON STOCK   PAR VALUE $.0001
(Title of each class of securities covered  by this Form)

(Titles  of all other classes of securities for which a duty to file reports  under section  13(a) or 15(d)  remains)

Please place  an X in the box(es) to designate the appropriate rule provision(s) relied  upon  to terminate or suspend the duty  to file  reports:

Rule  12g-4(a)(l)       [X]
Rule  12g-4(a)(2)      [   ]
Rule 12h-3(b)(I )(i)   [   ]
Rule 12h-3(b)(l)(ii)   [   ]
Rule 15d-6                 [   ]

Approximate number of holders of record as of the certification or notice date:   28

Pursuant to the  requirements of the Securities Exchange Act of 1934  (Name of registrant as specified in charter)
has caused this  certification/notice to be signed on its behalf by the undersigned duly  authorized person.

Date:   July 24, 2013            By:/s/ Gurpartap Singh Basrai